

16014498

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUNSTREET SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10320 W MCDOWELL RD, BLDG F, SUITE 6018
(No. and Street)

AVONDALE	AZ	85392
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MUNIB (MIKE) HADDAD 800-823-1822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN, ASKELSON & COMPANY
(Name – *if individual, state last, first, middle name*)

32565 B GOLDEN LANTERN, SUITE 509	DANA POINT	CA	92629
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MUNIB S. HADDAD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUNSTREET SECURITIES, LLC, as of DECEMBER, 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Reyna Ochoa
Notary Public
Maricopa County, Arizona
My Comm. Expires 12-17-18

2/26/16

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUNSTREET SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current assets:		
Cash and cash equivalents	$	7,962
Accounts receivable		35,676
Deposits		25,235
Total current assets		68,873
Property and equipment, net (Note 4)		6,356
Total assets	$	75,229

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	35,488
Total current liabilities		35,488
Commitments and contingent liabilities (Note 5)		-
Members equity:		
Member's capital		54,000
Distributions		(736,800)
Retained earning		722,541
		39,741
Total liabilities and member's equity	$	75,229

See independent auditors' report and accompanying notes

Sunstreet Securities, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROLS

For the year ended December 31, 2015

With

INDEPENDENT AUDITORS' REPORT THEREON



TARVARAN, ASKELSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

Table of Contents

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Sunstreet Securities, LLC
Avondale, Arizona

We have audited the accompanying statement of financial condition of Sunstreet Securities, LLC (the "Company") as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunstreet Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Schedules I and III has been subjected to audit procedures performed in conjunction with the audit of Sunstreet Securities, LLC financial statements. The Schedules I and III is the responsibility of Sunstreet Securities, LLC. Our audit procedures included determining whether the Schedules I and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules I and III. In forming our opinion on the Schedules I and III, we evaluated whether the Schedules I and III, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the Schedules I and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tarvaran Askelson & Company, LLP



Dana Point, California
February 25, 2016

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329



SUNSTREET SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue:		
Commission revenue	$	636,421
Fee income		125,762
Other income		85,370
Interest income		2
Total sales		847,555
General and administrative expenses:		
Regulatory fees		45,712
Commissions		600,993
Professional fees		1,316
Depreciation		1,648
Office expenses		31,004
Payroll expenses		19,438
Telephone and internet		4,964
Travel and business promotion		270
Total general and administrative expenses		705,345
Net income	$	142,210

See independent auditors' report and accompanying notes

SUNSTREET SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Member's Capital	Distributions	Retained Earnings	Total Member's Equity
Balance at December 30, 2014	$ 54,000	$ (557,301)	$ 580,331	$ 77,030
Distributions		(179,500)		(179,500)
Net income			142,210	142,210
Balance at December 31, 2015	$ 54,000	$ (736,801)	$ 722,541	$ 39,740

See independent auditors' report and accompanying notes

SUNSTREET SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net income	$	142,210
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation expense		1,235
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable		29,054
Deposit		1,079
Increase (decrease) in liabilities:		
Accounts payable		(31,728)
Net cash used by operating activities		141,850
Cash flows from investing activities:		
Purchase of property and equipment		0
Net cash used by investing activities		0
Cash flows from financing activities:		
Distribution to member		(179,500)
Net cash used by financing activities		(179,500)
Net change in cash		(37,650)
Cash, beginning of the year		45,611
Cash, end of the year	$	7,961

See independent auditors' report and accompanying notes

SUNSTREET SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

1. ORGANIZATION

Sunstreet Securities, LLC (the Company), was registered under the laws of the state of Arizona in January 2006. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to institutional and retail customers as an introducing broker dealer transacting securities on a fully disclosed basis. The Company is located in Avondale, Arizona and provides services to customers throughout the United States.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("*SFAS No. 144*"), the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. There were no impairments during the year ended December 31, 2015.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line over the estimated useful lives of the assets (generally 3 to 7 years).

Income Taxes

On January 2006, the Company elected to be taxed as a single member LLC. Subsequently, On January 2013 the Company elected to be taxed under subchapter S of the Internal Revenue Code. All income and expense is passed through the Company, which is treated as an individual for tax purposes and reported on the income tax return of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no tax positions which must be considered for disclosure.

Penalties and interest assessed by income taxing authorities are included in operating expenses.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (*"SFAS No. 142"*), goodwill is defined as the excess of the purchase price over the fair value assigned to individual assets acquired and liabilities assumed and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the Company's fourth fiscal quarter or more frequently if indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with each respective reporting unit's carrying amount, including goodwill. The fair value of reporting units is generally determined using the income approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of any impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In accordance with SFAS No. 142, no amortization is recorded for goodwill with indefinite useful life. The company had no impairment loss during the year ended December 31, 2015.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2015.

4. FURNITURE AND EQUIPMENT

Office Furniture and equipment	$	13,663
		13,663
Less: Accumulated depreciation		(7,307)
At December 31, 2015:	$	6,356

5. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company does not maintain any lease commitments as of December 31, 2015.

Risk Deposit

On January 13, 2012 the Company entered into a fully disclosed clearing agreement with RBC Capital markets LLC. Beginning January 13, 2012, the Company was required to place a risk deposit of $15,000 with RBC Capital Markets LLC. Consistent with the terms of the Agreement. Subsequently, the Company was required to make additional 12 monthly deposits beginning in January 2014 and ending in December 2014 for the amount of $833 each month. As of December 31, 2015 the Company had a risk deposit balance of $25,000 with RBC Capital Markets LLC.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At December 31, 2015, the Company had no cash deposits in excess of the FDIC coverage.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital. At December 31, 2015, the Company had net capital of $33,150 which was $28,150 in excess of its required net capital of $5,000 The Company's ratio of aggregate indebtedness to net capital was 107.05%

8. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

9. SIPC - NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of SIPC net operating revenues and general assessment. At December 31, 2015, the Company had SIPC net operating revenue $249,211 with a general assessment of $623. The Company plans to pay the assessment timely.

SUPPLEMENTAL SCHEDULES

SUNSTREET SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

		Audited Financial Statements	Focus X-17A-5 Part IIA	Difference
Net capital: Total stockholders equity		$ 39,741	39,741	$ -
Deductions:				
Non-allowable assets:				
Cash in CRD account	$ 235			
Property and equipment	6,356	6,591	6,591	-
Net capital before haircuts on securities positions		33,150	33,150	-
Less: Haircuts on securities		-	-	-
Net capital (A)		$ 33,150	33,150	$ -
Total aggregate indebtedness (B)		$ 35,488	35,488	$ -
Minimum net capital required ($5,000 or 6-2/3% indebtedness)		$ 5,000	5,000	$ -
Excess net capital		$ 28,150	28,150	$ -
Ratio of aggregate indebtedness to net capital (b) / (a)		107.05	107.05	


Member FINRA, SIPC
SunStreet
Securities, LLC

SUNSTREET SECURITIES, LLC
SCHEDULE II
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2015

Sunstreet Securities, LLC operates pursuant to paragraph (k) (2) (ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3

The Company has met the identified exemption provisions for the year ended December 31, 2015 without exception.



Mike Haddad
Chief Executive Officer

SUNSTREET SECURITIES, LLC
SCHEDULE III
DETERMINATION OF SIPC NET OPERATING REVENUE AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2015

Total revenue	$	847,555
Additions:		-
Total revenue		847,555
Deductions:		
Revenue from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		486,986
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		25,986
Other revenue not related either directly or indirectly to the securities business		85,372
Total deductions		598,344
SIPC net operating revenue		249,211
General assessment	$	623

See independent auditors' report and accompanying notes

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Sunstreet Securities, LLC
Avondale, Arizona

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by Sunstreet Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sunstreet Securities, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sunstreet Securities, LLC management is responsible for the Sunstreet Securities, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2015, noting no differences as set forth on Schedule I.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Dana Point, California
February 25, 2016



TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Sunstreet Securities, LLC
Avondale, Arizona

We have reviewed management's statements in Schedules II included in the accompanying financial statements, in which (1) Sunstreet Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sunstreet Securities, LLC claimed an exemption from 17 C.F.R. § 540.15c3-3(2)(ii) (the " exemption provisions") and (2) Sunstreet Securities, LLC stated that Sunstreet Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sunstreet Securities, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sunstreet Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements in Schedules II. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements in Schedules II referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tarvaran Askelson & Company, LLP



Dana Point, California
February 25, 2016

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329

